Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement of IPG Photonics Corporation on Form S-8 of our report dated November 13, 2006 (December 7, 2006 as to the third paragraph of Note 1 and November 22, 2006 as to the third paragraph of Note 11) (which report expresses an unqualified opinion and includes an explanatory paragraph as to the adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” effective January 1, 2006), relating to the consolidated financial statements of IPG Photonics Corporation and subsidiaries appearing in Amendment No. 6 to Registration Statement No. 333-136521 of IPG Photonics Corporation on Form S-1/A filed with the Securities and Exchange Commission.
/s/ Deloitte & Touche LLP
Boston, Massachusetts
December 18, 2006